Exhibit 99.13

CONSENT OF F. CLOUSTON

I hereby consent to the use of my name in connection with the following documents and reports, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of IAMGOLD Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.	Information regarding the Camp Caiman Project;

2.	Information regarding the La Arena Project;

3.	Information regarding the Buckreef Project;

4.	Information regarding the Quimsacocha Project; and

5.
The annual information form of the Company dated March 28, 2008, which includes reference to my name in connection with information relating to the Camp Caiman Project, the La Arena Project, the Buckreef Project and the Quimsacocha Project, and the properties described therein.

Date: March 31, 2008

/s/ Francis Clouston
Name: Francis Clouston, P. Eng
Title: Manager of Project Evaluations